Exhibit 21.1

Cabaletta Bio, Inc.

The following is a list of subsidiaries of Cabaletta Bio, Inc. as of December 31, 2025.

SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION

Cabaletta Bio, Inc.	Delaware
Cabaletta Bio GmbH	Switzerland
Cabaletta Bio (Germany) GmbH	Germany